Exhibit 10.41

June 15, 2004

Mr. William F. Spengler
11980 Thurloe Drive
Timonium, MD 21093

Dear Bill:

I am very pleased to offer you employment with Guilford Pharmaceuticals on the following terms:

1.	Your title will be Executive Vice President, Chief Financial Officer. In this capacity, you will report directly to me, Chairman, Chief Executive Officer and President. You will have responsibility for Finance and Accounting, Treasury, Investor and Public Relations, Information Services, and Purchasing. You will also work closely with the Audit Committee of the Board of Directors and serve as a member of Guilford’s Executive Committee.

2.	In consideration of your services, the Company will provide the following compensation:

a.	Salary: Your salary will be $27,083.33 per month (an annual rate of $325,000), payable in semi-monthly increments. Your performance and salary will be reviewed annually according to our performance review program and you will be eligible for pro-rata consideration for 2004, payable in March, 2005.

b.	Annual Incentive Plan: As an officer of the Company, you will be eligible to participate in any incentive plan the Board of Directors may adopt from time to time for executive officers of the Company. Our incentive plan is based on attainment of corporate objectives and is further influenced by individual performance. Your annual target incentive is 40% and you will be eligible for pro-rata participation for 2004. Bill, I believe that with your help and leadership we will make important progress in achieving our goals and the corresponding incentive awards.

William F. Spengler
June 15, 2004

c.	Joining Stock Options: Subject to the approval of the Board of Directors, the Company will award you options to purchase 125,000 shares of its common stock, subject to the terms and conditions of the Company’s standard stock option agreement. The price of the options will be the closing price of Guilford’s stock on the trading date immediately preceding your first day of employment with the Company. These options will vest as follows: 25% of your options will vest on the first anniversary of the grant. The remaining options vest monthly over the next 36 months. Ongoing Option Awards: You will be eligible to receive further stock options, if any, pursuant to stock option plans approved by the Board of Directors from time to time.

d.	Executive Change in Control Severance Agreement: As an Executive of Guilford Pharmaceuticals Inc., you will be entitled to certain benefits in the event of a change in control of the Company, as set forth in the attached Executive Change in Control Severance Agreement. Essentially, under certain conditions, you could receive an amount equal to two times your then-current annual salary, accelerated vesting of outstanding options, and Benefits continuation for up to two years.

3.	Additional Benefits. In addition to the compensation described above, you will be eligible for the following benefits:

a.	Supplemental Disability Insurance: In addition to the group disability insurance offered by Guilford, as a Vice President of the Company, you will be eligible to apply for a supplemental long-term disability policy paid for by Guilford and underwritten by Principal Life Insurance Company. This plan is subject to standard underwriting requirements. Please see the attached summary example of this important benefit.

b.	Insurance: The Company offers comprehensive medical, dental, vision, life, accidental death, short-term and long-term disability insurance as described in the Employee Benefits Overview.

c.	Financial Planning Assistance: You will be reimbursed up to $5,000 each calendar year for financial planning services provided by a qualified tax accountant, financial planner or other similar service.

d.	Vacation and Holidays: You will be entitled to 20 vacation days during your first year of employment; thereafter, a vacation day will be added annually, up to a maximum of 25 vacation days. Also, the Company offers paid specified holidays (currently 11).

William F. Spengler
June 15, 2004

e.	401(k) Plan: You may elect to join Guilford’s 401(k) Plan at the quarterly enrollment date following your date of hire. You will be eligible to receive the Company match subject to the terms and conditions of such plan as may be in effect from time to time. Guilford currently matches 50% of the first 6% of employee salary deferral in the form of newly issued Guilford stock. You may reallocate the Company match to other funds within the plan once the quarterly match has been made. The annual maximum contribution for 2004 is $13,000. An additional $3,000 may be contributed for those at age 50, subject to IRS limitations.

f.	Employee Stock Purchase Plan: From time to time, Guilford offers the opportunity to participate in an Employee Stock Purchase Plan. If you elect to participate, you may contribute from 1% to 15% of your regular salary to purchase shares under the Plan. However, you may not purchase more than $25,000 worth of Guilford stock during any calendar year.
4.	Other Conditions of Employment. This offer of employment at will is conditioned on:

(i)	continuing compliance with relevant requirements under the Immigration Reform Act of 1986, including presentation of documentation that proves your identity and legal right to work in the United States within three days of your start of employment;

(ii)	your signing a Patent and Confidentiality Agreement in connection with your employment by the Company;

(iii)	successful completion of a background investigation; and

(iv)	your taking and successfully passing the included drug screen, which should be scheduled at your earliest convenience and our expense.

5.	Executive Severance: In the event your employment is terminated by Guilford other than for cause* or change in control, you would be entitled to severance payments in the form of a continuation of your then-current base salary for up to 18 months. Such payments would cease upon your commencement of paid employment or consultancy during the severance period. Receipt of this benefit is conditioned upon the execution of Separation Agreement and General Release, a copy of which is attached for your review.

William F. Spengler
June 15, 2004

During the severance period, the Company would also reimburse you for the cost of continuation of any health and life insurance coverage available at the time of the termination of employment, provided that the Company reserves the right to provide substantially equivalent alternative coverage to the extent reasonably available upon conversion from full-time employment. Such continuing coverage is conditioned upon your reasonable cooperation in complying with any necessary application procedures. Remaining benefits of employment, including your eligibility for any incentive program and the vesting of unvested options would cease at termination and not continue to accrue during the severance period.

As we discussed Bill, I look forward to working with you and to the considerable contributions I know you will make on behalf of Guilford. I am committed to ensuring that we take full advantage of your abilities and to that end, we will review the breadth and scope of your responsibilities early in the New Year. Together we can determine what next steps make the most sense for Guilford.

Bill, all of us at Guilford are very enthusiastic about your joining our team. Please feel free to review the details of this letter with Marge Contessa or me should you have any questions. I look forward to seeing you on Wednesday.

Sincerely,

/s/ Craig R. Smith, M.D.
Craig R. Smith, M.D.
Chairman, Chief Executive Officer and President

Enclosures

cc: M. M. Contessa

I accept this offer and agree to comply with all Guilford Pharmaceuticals Inc. corporate policies and procedures, which may be in effect from time to time.

Agreed to and accepted:

/s/ William F. Spengler
William F. Spengler

/s/ June 17, 2004
Date

“Cause”: (i) conviction of a crime involving fraud or theft against the Employer or a crime involving moral turpitude; or (ii) a finding by the Board that an Executive has (x) compromised trade secrets or other proprietary information of the Employer, (y) willfully failed or refused to perform material assigned duties, or (z) engaged in gross or willful misconduct that causes substantial and material harm to the business and operations of the Employer.